Exhibit B

AMERICAN FIDELITY SEPARATE ACCOUNT A

Supplement Dated _______________, 2014
To the Prospectus Dated May 1, 2014

This Supplement updates certain information contained in your May 1, 2014 variable annuity contract
Prospectus and Statement of Additional Information.  Please read it carefully and keep it with your
Prospectus and Statement of Additional Information for future reference.
__________________________________________________________________________

NOTICE OF AND INFORMATION ABOUT
AN UPCOMING FUND SUBSTITUTION

Effective on November 28, 2014 (the “Substitution Date”) and pursuant to applicable regulatory approvals, American Fidelity Assurance Company (the “Company”) and American Fidelity Separate Account A (the “Separate Account”) will replace shares of American Fidelity Dual Strategy Fund, Inc. (the “Existing Fund”) with shares of a new fund, Vanguard Variable Insurance Fund Total Stock Market Index Portfolio (the “Replacement Fund”).  As a result of this “Substitution”, as of November 28, 2014, the Separate Account will no longer offer the Existing Fund as an investment option.  Please note the items below that relate to the Substitution.

• On the Substitution Date, your investment in the Existing Fund will automaticallybecome an investment in the Replacement Fund with an equal total net asset value.
•           You will not incur any fees or charges or any tax liability because of the Substitution, and your contract value immediately after the Substitution will equal your contract value immediately before the Substitution.

•           The overall expenses of the Replacement Fund are less than the overall expenses of the Existing Fund.   The fees and expenses of the Replacement Fund are more fully described in the Replacement Fund’s Summary Prospectus that accompanies this Supplement.  Please read the Summary Prospectus carefully.

•           The investment objectives and policies of the Replacement Fund are similar to the investment objectives and policies of the Existing Fund, as more fully described in the Replacement Fund’s Summary Prospectus that accompanies this Supplement.  Please read the Summary Prospectus carefully.

•           After the Substitution Date, the Existing Fund will no longer be available through your American Fidelity variable annuity contract (the “Contract”)  and there will be no further disclosure about the Existing Fund in any future supplements to the Prospectus.

• After the Substitution Date, the Replacement Fund will be the underlying investment available through the Contract, and all of your future contributions will be allocated to the Replacement Fund.

IMPORTANT INFORMATION ABOUT THE FUND
AVAILABLE THROUGH YOUR VARIABLE ANNUITY CONTRACT

After the Substituion Date, the assets of Separate Account A will be invested solely in the Replacement Fund and will no longer be invested in the Existing Fund.  References in the Prospectus to the Existing Fund are deleted and replaced with references to the Replacement Fund.

More detailed information about the Replacement Fund can be found in the Replacement Fund’s Summary Prospectus, its full Prospectus and its Statement of Additional Information.  You may obtain the Replacement Fund’s full Prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Replacement Fund’s Summary Prospectus that accompanies this Supplement.

The information on page 2 of your Prospectus, “Fee Table – Dual Strategy Fund Annual Expenses”, is deleted in its entirety and is updated to include the following information about the Replacement Fund.  Additional details about the Replacement Fund’s fees and expenses are contained in its Prospectus.

The next table shows the minimum and maximum total operating expenses charged by the fund that you pay periodically during the time that you own the policy.  Additional details about the fund’s fees and expenses is contained in the fund’s Prospectus.

Total Annual Expenses of the Fund (expenses that are deducted from fund assets)	MINIMUM 0.18%	MAXIMUM 0.18%

Vanguard® Variable Insurance Fund
Total Stock Market Index Portfolio
Management Expenses	None
Other Expenses	0.18%
Total Annual Portfolio Operating Expenses	0.18%

Example

The information on page 2 of your Prospectus, “Fee Table – Example”, is deleted in its entirety and is updated to include the following information about the Replacement Fund.

The example is intended to assist in comparing the cost of investing in the policy with the cost of investing in other variable annuity policies.  These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and portfolio fees and expenses.

The example assumes an initial investment of $10,000 in the policy for the time periods indicated.  The example also assumes that the investment has a 5% return each year and assumes the maximum fees and expenses of the portfolio.  Although actual costs may be higher or lower, based on these assumptions, the example shows the expenses that would be paid on a $10,000 investment.  Because no surrender fees or deferred sales load charges apply, the expenses below show the amount you would pay regardless of whether you surrender your policy at the end of each time period or do not surrender your policy or if you annuitize.

	Time Periods
	1 Year	3 Years	5 Years	10 Years
Vanguard® Variable Insurance Fund1
Total Stock Market Index Portfolio2	$526.85	$762.44	$1,016.32	$1,740.63

The example should not be considered a representation of past or future expenses.  Actual expenses may be greater or less than those shown.  Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future performance.

CONDENSED FINANCIAL INFORMATION

The information on page 3 of your Prospectus, “Condensed Financial Information” is deleted in its entirety and is updated to reflect that the table does not include information for the Vanguard Variable Insurance Fund Total Stock Market Index Portfolio, which is available as of December 1, 2014.

EXPENSES

The information on page 7 of your Prospectus, “Expenses – Dual Strategy Fund Expenses” is deleted in its entirety and is updated to reflect that information about the Replacement Fund’s expenses are contained in its Prospectus.

OTHER INFORMATION

The information on page 14 of your Prospectus, “Other Information – Dual Strategy Fund”, is deleted in its entirety and is updated to reflect the following:

Vanguard Variable Insurance Fund Total Stock Market Index Fund

Separate Account A invests exclusively in the Replacement Fund, which seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.  The Replacement Fund’s investment advisor is The Vanguard Group, Inc.

More information about the Replacement Fund can be found in the Replacement Fund’s Summary Prospectus that accompanies this Supplement.

You also may obtain a full Prospectus, Statement of Additional Information and other information about the Replacement Fund free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Replacement Fund’s Summary Prospectus.

____________________________________________
1 Vanguard is a trademark of The Vanguard Group, Inc.
2 Available as investment option December 1, 2014.

[Transmittal Letter to Accompany Supplement]

Dear Variable Annuity Participant:

Our records indicate that you are a current participant in American Fidelity’s AFPR1ME Growth® Variable Annuity Separate Account A.  We are writing to notify you of an important change.

Effective November 28, 2014, American Fidelity Dual Strategy Fund, Inc. (DSF) will be substituted with the Vanguard Variable Insurance Fund (VIF) Total Stock Market Index Portfolio.  On this date, all assets from the American Fidelity DSF will be transferred to the Vanguard Total Stock Market Index Portfolio.  No action is required on your part.   A confirmation statement that identifies the completion of this transaction will be mailed.  Any contributions received after this change will be invested in the Vanguard Total Stock Market Index Portfolio.

This replacement of the American Fidelity DSF will not increase your contract fees and expenses. This decision was made as part of our continued commitment to provide the highest level customer service while also demonstrating appropriate oversight of our products to meet the needs of our customers.

Attached is a Supplement to the Separate Account A prospectus providing details regarding this change.  The Vanguard Total Stock Market Index Portfolio prospectus is also enclosed for your review.  If you have any questions please contact the Annuity Services Department at
1-800-662-1106, during normal business hours, Monday through Friday from 7AM to 6PM Central Time.

We appreciate your business and will continue to work diligently to provide products and services to meet your needs.

Cordially,

Annuity Services Department